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                                                                      EXHIBIT 4

[LOGO] Pitt-Des Moines, Inc.

                                                               February 7, 2002

Dear Shareholder:

   We are pleased to report that on February 1, 2002, Pitt-Des Moines, Inc. entered into a Merger Agreement with Ironbridge Holding LLC and Ironbridge Acquisition Corp., a wholly-owned subsidiary of Ironbridge Holding LLC, that provides for the acquisition of PDM at a price of $33.90 per share in cash. Under the terms of the proposed transaction, Ironbridge Acquisition Corp. has commenced a tender offer today for all of the outstanding shares of PDM Common Stock at $33.90 per share. Following the completion of the tender offer, and any approvals required by law, Ironbridge Acquisition Corp. will be merged with and into PDM and all shares not purchased in the tender offer (other than those owned by Ironbridge Holding LLC or Ironbridge Acquisition Corp. or by holders who have perfected dissenters rights) will be converted into the right to receive $33.90 per share in cash in the merger.

   Your Board of Directors (i) has unanimously approved the Merger Agreement and the Offer at $33.90 per share, (ii) has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders, and (iii) recommends that shareholders accept the Offer and tender their shares to Ironbridge Acquisition Corp.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. Among other things, these factors include the opinion of Tanner & Co., Inc., financial advisor to PDM, that, as of the date of the opinion, the consideration to be received by the shareholders pursuant to the offer and the merger is fair to such shareholders from a financial point of view.

   Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Ironbridge Acquisition Corp.'s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of PDM thank you for the support you have given the Company.

   On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ William McKee



                                                W.W. McKee
                                           President and Chief Executive Officer